Handstack P.B.C.
Statements of Stockholders' Equity
(Unaudited)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance, August 7, 2015 (Inception)	9,585,000	$ 959	$ -	$	$ 959
Net loss				$ (26,613)	(26,613)
Balance, December 31, 2015	9,585,000	959	-	(26,613)	(25,654)
Net loss				(93,296)	(93,296)
Balance, December 31, 2016	9,585,000	959	-	(119,909)	(118,950)
Net loss January 1, 2017 to August 18, 2017				(18,136)	(18,136)
Balance, August 18, 2017	9,585,000	$ 959	$ -	$ (138,045)	$ (137,086)